UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 5, 2009

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Investor Relations Lucía Domville lucia,domville@us.grayling.com Tel: (646) 284-9416

TGS Reports First Quarter 2009 Results

FOR IMMEDIATE RELEASE: Tuesday, May 5, 2009

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) announced today a net loss of Ps. 11.7 million, or Ps. 0.015 per share (Ps. 0.074 per ADS), for the three-month period ended March 31, 2009, that compares to a net income of Ps. 80.7 million, or Ps. 0.102 per share (Ps. 0.508 per ADS), in the same 2008 period. The negative variation is mainly attributable to a decline in revenues associated with the sharp fall of propane, butane and natural gasoline international prices. In addition, the Argentine peso devalued against US dollar during the first quarter of 2009, generating an exchange rate loss of Ps. 52.3 million.

 First Quarter 2009 vs. First Quarter 2008

In the three-month period ended March 31, 2009, TGS posted total net revenues of Ps. 326.4 million, down from Ps. 464.1 million recorded in the first quarter of 2008.

Natural Gas Transportation revenue for the first quarter of 2009 was Ps. 133.4 million, compared to the Ps. 127.3 million earned in the same quarter of 2008. This increase primarily reflects additional revenue generated by new firm transportation contracts along with incremental revenues generated by the operation and maintenance of the 78-million-cubicfeet-per-day-pipeline capacity expansion carried out under the Gas Trust Program. The expansion work concluded at the end of 2008.

The Natural Gas Transportation segment represented approximately 41% and 27% of the Company’s total revenue for the first quarter of 2009 and 2008, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The NGL Production and Commercialization segment revenue decreased to Ps. 168.0 million in the three-month period ended March 31, 2009, down 48% from Ps. 320.4 million in the same 2008 period. This decrease is mainly due to the significant fall of international reference prices for propane, butane and natural gasoline, as well as, in a lesser extent, lower volumes exported.

NGL Production and Commercialization revenue accounted for approximately 51% and 69% of the total revenue for the first quarter of 2009 and 2008, respectively. NGL Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which connects each of TGS’s main pipelines, and where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the first quarter of 2009, Other Services revenues amounted to Ps. 25.0 million, a 52% increase when compared to revenues of Ps. 16.4 million in the same period of 2008. This increase was the result of higher sales generated by midstream, construction and telecommunication services rendered in 2009.

Other Services segment mainly includes midstream and telecommunication activities. As a percentage of  the Company’s total revenue, this segment accounted for approximately 8% and 4% for the three-month periods ended March 31, 2009 and 2008, respectively. Midstream activities consist of gas treatment, separation and removal of impurities from the natural gas stream, and gas compression, rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the first quarter of 2009 decreased to Ps. 245.7 million from Ps. 280.9 million registered in the first quarter of 2008, mainly due to the reduction in NGL processing cost and lower export taxes amounting to Ps. 45.1 million, both of which are explained by lower international prices and tons sold.

Net financial expense increased to Ps. 82.8 million in 2009 first quarter from Ps. 43.5 million reported in the same quarter of 2008. The negative variation, of Ps. 39.3 million, is mostly attributable to the devaluation of the local currency against the US dollar of almost 7.2% in the first quarter of 2009, impacting the Company’s US dollar liability net position with a loss of Ps. 52.3 million.

For the first quarter of 2009, the Company reported a Ps. 6.3 million income tax expense, compared to Ps. 55.9 million for the same quarter of 2008. This decrease, of Ps. 49.6 million, is due to a lower taxable income reported in the first quarter of 2009.

Liquidity and Capital Resources

Cash flow from operating activities for the three-month period ended March 31, 2009 amounted to Ps. 181.9 million, which were principally allocated to increase its cash position. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 74.1 MMm³/d or 2.6 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also one of the leading processors of natural gas and one of the largest marketers of natural gas liquids in Argentina. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

# Transportadora de Gas del Sur S.A.
## Financial and Operating Data for the three month periods ended March 31, 2009 and 2008
(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

| *Consolidated Statements of Income* | 1st. Quarter | |
|---|---|---|
| | 2009 | 2008 |
| **Net Revenues** | **326.4** | **464.1** |
| Natural Gas Transportation | 133.4 | 127.3 |
| NGL Production and Commercialization | 168.0 | 320.4 |
| Other Services | 25.0 | 16.4 |
| **Operating Costs** | **(192.7)** | **(213.9)** |
| Operation and maintenance | (142.8) | (164.4) |
| Depreciation and amortization expenses | (49.9) | (49.5) |
| **Gross Operating Profit** | **133.7** | **250.2** |
| Administrative and Selling Expenses | (53.0) | (67.0) |
| **Operating Income** | **80.7** | **183.2** |
| Other expense, net | (2.5) | (3.5) |
| (Loss) / Gain on Related Companies | (0.8) | 0.4 |
| Net Financial Expense | (82.8) | (43.5) |
| **Net Income before Income Tax** | **(5.4)** | **136.6** |
| Income Tax | (6.3) | (55.9) |
| **Net (Loss) / Income** | **(11.7)** | **80.7** |
| **(Loss) / Earnings per share** | (0.015) | 0.102 |
| **(Loss) / Earnings per ADS** | (0.074) | 0.508 |

*Operating Data*

| | 2009 | 2008 |
|---|---|---|
| **Transmission Volumes (million of cf/d)** | | |
| Average firm contracted capacity | 2,616.8 | 2,588.6 |
| Average deliveries | 2,083.6 | 2,069.4 |
| **Processing sales (thousand of short tons)** | | |
| Ethane | 89.6 | 106.6 |
| Propane and Butane | 155.0 | 179.9 |
| Natural Gasoline | 30.8 | 28.4 |

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended

March 31, 2009 and 2008

(In millions of Argentine pesos)

Three-month period ended March 31, 2009	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	133.4	168.0	25.0	-	326.4
Operating income (loss)	57.6	35.9	6.7	(19.5)	80.7
Depreciation of PP&E	37.5	9.3	3.1	0.4	50.3
Additions to PP&E	22.8	5.3	7.0	2.6	37.7
Identifiable assets	3,844.8	428.5	189.6	816.9	5,279.8
Identifiable liabilities	403.9	87.6	11.2	1,746.1	2,248.8

Three-month period ended March 31, 2008
Net revenues	127.3	320.4	16.4	-	464.1
Operating income (loss)	54.6	140.1	(0.7)	(10.8)	183.2
Depreciation of PP&E	37.1	8.8	3.6	0.4	49.9
Additions to PP&E	15.4	6.5	4.1	2.0	28.0
Year ended December 31, 2008
Identifiable assets	3,775.3	413.5	191.3	653.2	5,033.3
Identifiable liabilities	302.4	62.2	14.1	1,581.9	1,960.6

Breakdown of Net Financial Expense for the three-month periods ended

March 31, 2009 and 2008

 (In millions of Argentine pesos)

	2009	2008
Generated by Assets
Interest	5.3	5.4
Foreign exchange gain	55.0	1.0
Subtotal	60.3	6.4
Generated by Liabilities
Interest expense	(37.2)	(35.3)
Foreign exchange loss	(107.4)	(9.8)
Others	1.5	(4.8)
Subtotal	(143.1)	(49.9)
Total	(82.8)	(43.5)

Exhibit III

## Transportadora de Gas del Sur S.A.
## Consolidated Balance Sheets as of March 31, 2009 and December 31, 2008
(In millions of Argentine pesos)

| | 03/31/2009 | 12/31/2008 |
|---|---|---|
| **Current assets** | | |
| Cash and deposits in banks | 296.3 | 268.6 |
| Investments, net | 472.2 | 336.1 |
| Trade receivables, net | 285.2 | 177.6 |
| Other receivables | 19.2 | 34.8 |
| Inventories | 16.5 | 12.3 |
| **Total current assets** | **1,089.4** | **829.4** |
| **Non current assets** | | |
| Trade receivables | 14.1 | 12.7 |
| Other receivables | 9.5 | 10.1 |
| Investments, net | 1.5 | 2.3 |
| Property, plant and equipment, net | 4,158.6 | 4,171.8 |
| Intangible assets, net | 6.7 | 7.0 |
| **Total non current assets** | **4,190.4** | **4,203.9** |
| **Total assets** | **5,279.8** | **5,033.3** |
| **Current liabilities** | | |
| Accounts payable | 208.8 | 185.5 |
| Loans | 44.3 | 13.9 |
| Payroll and social security taxes payable | 22.8 | 31.2 |
| Taxes payable | 32.2 | 28.4 |
| Advances from customers | 24.6 | 21.5 |
| Other liabilities | 42.9 | 12.1 |
| Provisions for contingencies | 66.3 | 65.6 |
| **Total current liabilities** | **441.9** | **358.2** |
| **Non current liabilities** | | |
| Loans | 1,495.4 | 1,398.5 |
| Taxes payable | 58.8 | 54.6 |
| Advances from customers | 252.7 | 149.3 |
| **Total non current liabilities** | **1,806.9** | **1,602.4** |
| **Total liabilities** | **2,248.8** | **1,960.6** |
| **Shareholders' equity** | **3,031.0** | **3,072.7** |
| **Total liabilities and shareholders' equity** | **5,279.8** | **5,033.3** |

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2009 and 2008

(In millions of Argentine pesos)

	2009	2008
Cash flows provided by operating activities		
Net (loss) / income for the period	(11.7)	80.7
Reconciliation of net (loss) / income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	50.3	49.9
Amortization of intangible assets	0.3	0.4
Consumption of materials	0.5	6.3
Increase in allowances and provisions	1.2	1.8
Loss / (gain) on related companies	0.8	(0.4)
Interest expense accrual	37.2	35.2
Result of debt prepayment	(4.5)	-
Interest expense paid	(0.1)	-
Income tax accrued	6.3	55.9
Income tax and asset tax paid	(12.1)	(0.1)
Foreign exchange loss	104.3	9.6
Changes in assets and liabilities:		
Investments other than cash and cash equivalents	-	1.5
Trade receivables	(109.5)	(74.8)
Other receivables	16.2	22.4
Inventories	(4.2)	13.5
Accounts payable	39.2	36.0
Payroll and social security taxes	(8.4)	(9.3)
Taxes payable	13.9	(5.5)
Advances from customers	61.4	(7.7)
Other liabilities	0.8	1.0
Cash flows provided by operating activities	**181.9**	**216.4**
Cash flows used in investing activities		
Additions to property, plant and equipment	(50.2)	(36.3)
Cash flows used in investing activities	**(50.2)**	**(36.3)**
Cash flows provided by / (used in) financing activities		
Advances from customers	38.2	-
Payment of loans	(6.1)	(0.7)
Cash flows provided by / (used in) financing activities	**32.1**	**(0.7)**
Net increase in cash and cash equivalents	**163.8**	**179.4**
Cash and cash equivalents at the beginning of the year	**604.7**	**391.3**
Cash and cash equivalents at the end of the period	**768.5**	**570.7**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/José Zuliani
	Name:	José Zuliani
	Title:	Senior Legal Counsel

Date: May 5, 2009

10